EXHIBIT A

             Directors' Report on the State of the Company's affairs
                 for the period 1 January to 30 September, 2000

1.   STRATEGIC PLAN

     During 2000, Company management is continuing to implement a strategic plan designed to create value for its shareholders and improve the overall profitability of Koor.

     At the beginning of the year, the Company completed the first stage of the plan, which includes, inter alia, the realisation of holdings, streamlining of headquarters and simplification of the holding structure, and started implementation of the second stage, the object of which is focus on the management and the enhancement of the principal holdings and new investments in venture capital and growth companies.

2.   PRINCIPAL EVENTS AND CHANGES IN THE STATE OF THE COMPANY'S AFFAIRS

     A.   Investments in projects and high-tech companies

     1. On 2 January 2000, Koor and a wholly owned subsidiary established a registered partnership called "Koor Corporate Venture Capital" (hereinafter: "Koor CVC"), within which Koor is concentrating its investment activities in venture capital funds and in high-tech companies with growth potential. The action was taken in implementation of Koor's strategic decision to increase its investments in those fields.

          In this framework, Koor CVC signed documents for joining as a limited partner, existing venture capital funds, among them: Polaris Venture Capital Fund III L.P., BRM Capital Fund L.P., Genesis Partners II (Israel) L.P., Carmel Software Fund (Israel) L.P., Synergy Ventures Partner (BVI) L.T., Star Management of Investment No II (2000) L.P., and in which it committed to invest up to a total of 73 million dollars. Koor CVC will be entitled to permanent representation on the advisory committees of some of the aforementioned funds. Koor CVC also signed agreements with various high-tech companies, to invest in them directly up to a total of 71 million dollars.

          Up to the date of the financial statements, Koor had invested, through Koor CVC, in venture capital funds and high-tech companies approximately 64 million dollars, including 8 million dollars investment in Tadiran Scopus Ltd., which has been purchased from Tadiran Ltd.

     2. During the third quarter of 2000, Koor invested, through Koor CVC, a total of approximately 25 million dollars in hi-tech companies (Camelot Information Technologies, Chiaro, Global Factory, Glycodata, hLAN, Scopus, Anota, EvoRx, Sigmaone), and also invested approximately 8 million dollars in venture capital funds (Genesis Partners II Israel, Star Management of Investment, Polaris Venture).

     3. After the balance sheet date, Koor CVC invested follow on investments in existing portfolio and in new companies a total of approximately 18 million dollars (Camelot Information Technologies, FolloWAP, Orsus Solutions, Telespree).

     4. On 24 July, 2000, Koor and Israel Corporation Limited announced that they would continue their cooperation in investments in telecommunications in Israel and abroad, but without establishing a joint venture, as the two companies had previously announced.

     B.   Telrad Networks Limited

     1. On 31 August, 2000, a series of agreements was signed and closed between the Company, Telrad and Nortel Networks Ltd. (hereinafter "Nortel"), an Canadian international telecommunications company. Pursuant to the agreements, a new company has been established in Israel, Nortel Networks Israel (Sales and Marketing) Limited (hereinafter "Nortel Israel"), controlled by Nortel. Koor group holds 28% of the rights to profits, without voting rights, and has the right to appoint one director out of six.

          Under the series of agreements, Koor was given a PUT option to sell to Nortel Koor shares at Nortel Israel, while Nortel was given a CALL option to purchase those shares from Koor. The two options have the same exercise price and they can be exercised in 2003, at a price which reflects the amount of Koor's investment in the company plus the yield stipulated in the agreements, which is based on the performance of Nortel Israel. The Company estimates that the probability of one of the options not being exercised is low.

          Thus, the investment of Koor Group in Nortel Israel is presented under the cost method, in the item "Other investments and receivables".

          Pursuant to the aforesaid series of agreements, Koor Group invested approximately 5.6 million dollars in the share capital of Nortel Israel, and made available to it a shareholders' loan of approximately 42 million dollars. The loan is repayable in 2003, and bears interest at 6% p.a.

          In addition, on the date of closing the above transactions, Nortel exercised the option which it received in 1997 and sold to Koor 20% of Telrad's shares in consideration of 45 million dollars thereby making Telrad a wholly-owned subsidiary of Koor.

          Concurrently, Telrad signed an agreement whereby the marketing, the installations and the support in Israel, Africa and several other countries, of the public networks and the TX1 business exchanges, will from now on be conducted by Nortel Israel, and elsewhere will be conducted by another company of Nortel Group.

          Telrad will serve as a sub-contractor of Nortel Israel for the manufacture of exchanges, which will be marketed by Nortel Israel for the period defined in the agreement.

          These activities in 1999 and the six months ended 30 June, 2000, constituted approximately 43.5% and 31.3% of Telrad's sales. Telrad received approximately 90 million dollars for the transaction, over the book value of the above transferred assets.

          As part of the above series of agreements, earlier agreements relating to a commitment made by Telrad to purchase know-how and pay royalties to Nortel, were cancelled by mutual consent.

          As a result of the transaction, Koor recorded a capital gain, after tax, of approximately NIS 277 million in the third quarter of 2000.

     2. During the third quarter, Telrad sold its plant in Maalot to a third party. As part of the sale agreement, the third party undertook to manufacture electronic PCB's for Telrad for at least four years. The capital gain to Koor is about NIS 14 million after tax.

     3. The Board of Directors of Telrad, following agreement with the employees' representatives, approved a retirement plan for 400 additional employees. The principal terms of the agreement constitute early retirement or increased compensation for those employees according to agreed rules and criteria. The total cost of this plan is approximately NIS 245 million (approximately NIS 167 million after the tax effects). The financial statements as at 30 September, 2000 include expenses for the aforementioned retirement agreements which are presented in the item Other income (expenses), net.

     4.   Below are selected data for Telrad (in adjusted millions of shekels):

                            1 - 9                            7 - 9
                    -------------------------     -------------------------
                    2000           1999                2000           1999
                    -------------------------     -------------------------
Income              1,519.6        1363.0              456.7          525.9
Gross profit
 (after R&D)        438.4          325.7               110.0          190.6
Operating
 Profit             244.9          157.9               52.4           129.6
Net profit          276.6          53.5                231.6          43.4


     C.   ECI Telecom Limited (ECI)

     ECI is in the midst of the reorganization process that it announced at the beginning of the year. During the reporting period, the company's management focused on two main goals: rapid growth in company sales, and increasing company value for its shareholders. The cornerstone of this plan is to turn the company's business units into separate public companies to be held directly by the current shareholders of ECI.

     To attain these goals, the company continued its efforts in mergers and acquisitions, which on the one hand strengthened the company's strategic growth areas, while on the other hand, the company sold operations that are not part of its core businesses.

     In addition, the Company intends divestiture activities of its Business Systems Division.

     The results of the first quarter of 2000 include a net capital gain of approximately 31 million dollars from the sale of Terayon shares.

     The results of the second quarter of 2000 include one-time expenses of approximately 29 million dollars for the purchase of R&D in process deriving from acquisition of companies.

     D.   BVR Systems (1998) Limited (BVR)

     1. During August 2000, BVR issued 1,000,000 shares to Elisra in consideration of 5 million dollars. In addition, BVR gave an option to Elisra entitling it to purchase 1,500,000 shares of BVR by 25 June, 2003 at 6 dollars per share.

     2. On 19 July, 2000, Elisra and three additional shareholders in BVR signed a new voting agreement, whereby the Board of Directors of BVR will consist of no more than 11 directors, of whom Elisra will be entitled to appoint up to 6 directors.

     3. In July, 2000, Elisra purchased 997,000 shares of BVR from a third party in consideration of approximately 4.5 million dollars. As at the balance sheet date, Koor Group's holdings in BVR amounted to 44.5%. In the financial statements as at 30 September, 2000, BVR was consolidated for the first time.

     4. During the quarter, a provision of approximately NIS 40 million was recorded for the write-off of part of the goodwill, due to a decrease in the value of the shares that is not of a temporary nature.

     E.   Tadiran

     On 20 January, 2000, an agreement was signed between Tadiran, Koor and Elisra Electronic Systems Limited (hereinafter: "Elisra"), whereby Tadiran would transfer its entire holding in Elisra to Koor, effective from 1 January 2000, free of charge. Immediately after transfer of the shares, Elisra would receive the shares of Tadiran Spectralink Limited and the shares of Tadiran Electronic Systems Limited (wholly owned companies of Tadiran), free of charge.

     On 28 June, 2000, upon receipt of the relevant approvals, the shares were transferred as aforesaid.

     F.   Electric Fuel Corporation

     In May 2000, pursuant to an agreement signed that month between Koor and Electric Fuel Corporation (hereinafter: "EFC"), Koor invested a total of 10 million dollars in EFC, in consideration of which it was allotted approximately 5.3% (after dilution deriving from the above issue) of the share capital of EFC.

     On 30 September, 2000, Koor held approximately 4% of the EFC share capital (following divestiture of about 25% of the investment). The investment in EFC shares is presented as a current investment in marketed securities in the amount of approximately 9 million dollars.

     According to the agreement, as a result of the adjustment to EFC share price, Koor is entitled, at the end of November 2000, to receive an additional 111,000 shares at no cost.

     G.   M-A Industries

     1. On 4 August, 2000, an agreement was signed between a company from M-A Industries Group and the minority shareholders of a consolidated company of M-A Industries in Brazil (hereinafter: "Millennia") for the purchase of all their shares at a rate of 28.5% in Millennia (hereinafter: "the minority shares").

          The consideration for the minority shares includes the following components:

          a.   Immediate cash payment of approximately 22 million dollars.

          b. Transfer to the minority shareholders of 12.4 million shares of M-A Industries, which are owned by another consolidated company of M-A Industries, with a market value on the date of the transaction of about 28 million dollars. For 8.9 million of these shares, the minority shareholders were granted a PUT option granting them, on certain terms, the right to sell the shares to the other consolidated company on 31 January, 2002, in consideration of 2.57 dollars per share.

          c. Future payment based on the cumulative profits of Millennia in the years 2000-2001, in an amount which could reach to approximately 27 million dollars, if the cumulative profits amount to at least 50 million dollars.

               Following the acquisition, M-A Industries has full ownership and control of Millennia. The goodwill generated on the date of the acquisition amounts to approximately 40 million dollars.

     2. On November 21, 2000, two wholly-owned subsidiaries of M-A Industries signed agreements with Syngenta AG, the world's largest agro-chemical company, for acquisition of two of its agro-chemical product lines. One of the products is protected by patents which will be transferred to the acquiring company. Total sales in 1999 of the two products amounted to 78 million Swiss francs. The consideration to be paid for acquisition of the aforementioned two product lines is 135 million Swiss francs. If the sales during the next three years exceed certain levels, additional consideration will have to be paid, which could reach up to 15 million Swiss francs.

          The execution of the aforementioned agreements is contingent on approval of the European Commission. M-A Industries' management estimate that acquisition of the said product lines will have major profit contribution.

     H.   United Steel Mills

     On 16 March, 2000, United Steel Mills Limited and its subsidiaries filed an application for a Stay Order on proceedings pursuant to Section 350 of the Companies Law, 5759-1999 and for the appointment of a trustee in the Haifa District Court. The court acceded to the application and gave an order to freeze proceedings against the applicants, making it impossible to continue or open any legal proceeding against the applicants without court approval. The court did this to enable the applicants to formulate a comprehensive recovery plan and a proposal for a creditors' arrangement, which will be submitted to the court.

     In addition, the court decided to revoke the powers of the Board of Directors and to appoint a trustee for the period of the freeze order. In the decision, all management powers in the company and the subsidiaries were vested in the trustee. Furthermore, the court decided to approve the approach by the trustee to various business corporations, in order to interest them in acquiring United Steel Mills and/or its subsidiaries and/or operating the company.

     Koor agreed to the Stay Order and in March 2000 made NIS 15 million available in credit for the special management account and for current operation at United Steel Mills.

     If no deficit is generated in the trustee's fund account, this credit, under certain conditions, will have status that is preferred to the company's creditors. During the third quarter of 2000, a provision of NIS 15 million was recorded in Koor's financial statements for the credit which was made available.

     Furthermore the court extended the authority of the Stay Order on proceedings until the end of December 2000.

     I.   Divestiture

     1)   Tadiran Appliances

          On 26 October, 1999, Tadiran Limited signed a document of principles for the sale of its entire holding (approximately 56%) in Tadiran Appliances Limited to Nechushtan Investment Co. Limited. On 30 December, 1999, the final contract was signed with Nechushtan.

          The consideration amounted to approximately NIS 133 million. The capital loss to Koor was recorded in 1999. The transaction was closed on 30 March, 2000.

     2)   Tadiran Telematics

          On 25 November, 1999, an agreement was signed whereby Tadiran Ltd. would sell its entire holding (100%) in its subsidiary, Tadiran Telematics Limited., to Ituran Location and Control Limited.

          The consideration amounted to approximately NIS 31 million. The capital loss to Koor was recorded in the fourth quarter of 1999.

          The transaction was closed 15 February, 2000.

     3)   Mashav

          On 5 December, 1999, an agreement was signed between Koor and Clal Industries and Investments Ltd., whereby Koor will sell to Clal Koor's entire holding in Mashav Initiating & Development Ltd.

          The transaction was closed on 6 January, 2000.

          The consideration to Koor amounts to approximately NIS 886 million. Koor also received 47.5% of the share capital of Mashal Alumina Industries Ltd. (a former subsidiary of Mashav whose business is the development of a process for producing alumina - aluminium compound).

          The net capital gain to Koor in respect of this transaction amounted to approximately NIS 233 million (after allocation of approximately NIS 128 million deferred taxes), and was recorded in the first quarter of 2000.

     4)   Merkavim

          On 7 December, 1999, an agreement was signed between Koor and Meir Automobiles and Trucks Co. Ltd. for the sale of Koor's entire holding (51%) in Merkavim Metal Enterprises Ltd. in consideration of approximately NIS 18 million. The transaction was closed in January 2000. The capital gain to Koor in respect of this transaction amounts to approximately NIS 4 million, and was recorded in the first quarter of 2000.

     5)   Middle East Tube Co. Limited

          On 23 December, 1999, an agreement was signed between Yakobinski Lerer Civil Engineering Contractors Ltd. (of Gaon Holdings Group Ltd.) and 3-A Investment in Industry Ltd., for the sale of Koor's entire holding (approximately 76%) in Middle East Tube Co. Ltd., in consideration of approximately NIS 83 million. The transaction was closed on 30 March, 2000. Following a loss of NIS 25 million which was reported by Middle East Tube in the first quarter, Koor recorded a capital gain of approximately NIS 20 million in the same quarter of 2000.

     6)   Q Group

          On 18 January, 2000, Koor announced that following completion of a tender offer for the purchase of the holdings of various shareholders in Q Group PLC, in which Koor holds, through Koor Multimedia Limited. (a wholly-owned subsidiary) approximately 23%, Koor sold its holdings in Q Group in consideration of approximately NIS 41 million. The capital gain to Koor from this sale (before tax) amounts to approximately NIS 30 million, and was recorded in the first quarter of 2000.

     7)   Histour Eltiv

          On 21 February, 2000, a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Histour-Eltiv Ltd., in accordance with an agreement from 25 November, 1999. Koor invested approximately NIS 16 million in Histour-Eltiv, and was released from all its guarantees for the commitments of Histour-Eltiv towards third parties.

     8)   Koor Finance

          On 16 March, 2000, sale of Koor's holding (20%) in Koor Financing Ltd. was completed by virtue of a PUT option that was granted, in consideration of approximately NIS 12 million. The capital gain after tax that was generated in the sale, amounted to approximately NIS 2 million, and was recorded in the first quarter of 2000.

     9)   Y.D. Vehicles and Transport

          On 4 September, 2000, the transaction was closed for the sale of all of Koor's holdings (approximately 33.3%) in Y.D. Vehicles and Transport Ltd. in consideration of approximately NIS 16 million. The capital gain to Koor, after tax, amounts to approximately NIS 1 million, and was recorded in the second quarter of 2000.

     10)  Tadiran Batteries

          On 15 June, 2000, Tadiran signed an agreement for the sale of all its holdings (100%) in Tadiran Batteries Ltd. The consideration amounts to approximately 33 million dollars (including a dividend).

          The transaction was closed on 25 July, 2000.

          The capital gain to Koor, after tax, is approximately NIS 46 million, and the transaction was recorded in the third quarter of 2000.

     11)  Koor Properties

          A. On 15 August, 2000, an agreement was signed by Koor Properties Ltd. - a wholly owned subsidiary of Koor - (hereinafter "Koor Properties") for the sale of the holdings (50%) of Koor Properties), in Carmel Gate (a company with high-yield real estate) to the foreign company, APS Carmel Gate Holdings.

               On 3 October, 2000, the transaction was closed in consideration of 20 million dollars. The capital gain after tax which Koor will record in the fourth quarter, amounts to approximately NIS 55 million.

          B. On 11 October, 2000, Koor Properties signed a series of agreements with various companies of the Delek Group (hereinafter "the Buyers"). These agreements relate to the rights of Koor Properties in various real estate assets covering a total area of about 135 dunams. These are properties with various designations
               - agriculture, industry and residential. In addition, Koor Properties undertook to build for the Buyers on some of the aforementioned land, a logistics center covering about 10,000 s.qm. The total consideration for Koor Properties for the rights in the land and construction of the building is approximately
               20.8 million dollars. The capital gain after tax that Koor Properties will record in the fourth quarter is approximately NIS 24 million.

          C. On 8 November, 2000, Koor Properties signed an agreement for the sale of all its shares in Yuval Gad Ltd., in consideration of approximately 6.5 million dollars. Performance of the agreement is contingent upon the approval of the Restrictive Trade Practices Commissioner. The capital gain after tax expected by Koor amounts to approximately NIS 4 million.

     J.   Employee Stock Options

     1. On 22 March, 2000, the Board of Directors of Koor decided to amend the stock option plans for senior employees of Koor - except with regard to options that are held by interested parties in Koor.

          a. With regard to options for which the effective date falls on 16 July, 1998, adjustment of the exercise price in respect of distribution of a dividend which is set in the original plan, will be effected in respect of all options, including those for which the date for entitlement to exercise falls before the date referring to entitlement to a dividend.

          b. The Board of Directors also decided, with regard to both the options mentioned in paragraph `a above and those whose effective date falls on 24 July, 1997 and 28 October, 1998, that an employee who resigned and who holds options in respect of which the date of entitlement to exercise falls before his resignation, the exercise period will be until the end of a period of five years from the date of inception of the plan (rather than only 90 days).

          c. As mentioned, according to the resolution of the Board of Directors, the amendment to the plan will apply in respect of employees who are not interested parties in Koor.

          d. During the report period, the Company allotted 30,000 additional options in the framework of the 1998 plan.

     2. On 15 June, 2000, the Executive Committee of the Board of Directors of the company approved a new stock options plan for employees - called Options Plan 2000, which was approved by the Company's Board of Directors on 6 August, 2000. On 5 October, 2000, 125,000 options were allotted to various employees from a pool of 400,000 options that were approved in Options Plan 2000.

          The main points of the plan are as follows:

          a. A framework was approved for the allotment of 400,000 stock options theoretically exercisable into up to 400,000 ordinary shares of the Company, i.e. approximately 2.5% of the Company's issued share capital.

          b. The options will be exercised into shares in a quantity that will reflect the amount of the monetary benefit inherent in the options, i.e. against the difference between the rate of the ordinary share of the Company as was on the date of exercise of the option, and the exercise price of the option. Thus, the aforesaid regarding the number and price of the underlying shares is theoretical only.

          c. The exercise price of each option will be the average closing price of the ordinary share of the Company (dollar-linked) in the month preceding the date of the committee's decision, i.e. an exercise price of $97.39.

          d. Since the underlying shares will be allotted only against the monetary benefit, the employees will not be required to pay the exercise price on the date of exercising the options. The price will serve purely for calculating the amount of the monetary benefit.

          e. The options are designated for the Company's employees who are not "interested parties" in the Company, and who will not become "interested parties" in the Company as a result of allotment of the options.

          f. Entitlement to exercise the options will apply according to a breakdown of the options into three parcels, so that at the end of the first year from the effective date (i.e. from 14 June, 2000) or from the date on which the employee started work at the Company (whichever is the later), entitlement to exercise one third of the quantity to be allotted will mature, and the remaining two thirds at the end of each of the subsequent two years.

          g. The exercise period of each option that matures to entitlement to exercise, is 5 years from the date of maturity of the entitlement. In order to prevent discrimination, it was also decided to amend the Company's previous option plans in a way that the exercise of option period will be extended up to 5 years from the date of formulation of its entitlement, in relation to option-bearing employees who are not interested parties in the Company and who will not retire before the end of 2000.

          h. The total quantity of 400,000 options will be allotted to a trustee, and the Executive Reward Committee of the Company will be authorized to designate the employees options and the quantities to be allotted to each of them.

     K.   Dividend

     1. At the meeting of the Board of Directors held on 24 February, 2000, a resolution was adopted to distribute a third interim dividend for 1999 in the amount of NIS 7.8 per ordinary share of a par value of NIS
          0.001. The date of payment of the dividend was set for 10 April, 2000 (final dividend for 1999 - NIS 14.1 per ordinary share of a par value of NIS 0.001).

     2. At the meeting of the Board of Directors on 24 May, 2000, a resolution was adopted to distribute a first interim dividend for 2000, of NIS
          3.8 per ordinary shares of a par value of NIS 0.001. Date of payment of the dividend was set for 3 July, 2000.

     L.   Repurchase of Koor shares

     On 7 April, 2000, the Board of Directors of Koor adopted a resolution to approve a total sum of 50 million dollars for the repurchase of Koor's ordinary shares. It was decided that these purchases would be effected from time to time during stock exchange trading, under the supervision of the Executive Committee of the Company and in accordance with its guidelines.

     In this framework, which was fully utilized, 538,592 ordinary shares (approximately 3.4% of the ordinary share capital) were repurchased until 30 September, 2000, at a cost of approximately NIS 203 million. This sum is deducted from the Company's shareholders' equity.

     On 12 May, 2000, Koor wrote an off-the-floor PUT option in consideration of NIS 1.9 million, which can be exercised on 14 August, 2000, for 115,000 ordinary shares of Koor, at an exercise price of $92.949 per one ordinary share.

     The above option expired on 14 August, 2000.

3.   FINANCIAL CONDITION

     Shareholders' equity as at 30 September, 2000, amounted to approximately NIS 4,564 million ($1,134 million) and constitutes 30.4% of the balance sheet, compared with NIS 4,364 million which were 25.2% of the balance sheet as at the end of the previous year. The increase in shareholders' equity derives mainly from net profit in the first nine months of 2000, which was partially offset by a decrease in shareholders' equity as a result of repurchase of the company's shares.

     Minority interest in subsidiaries which were consolidated as at 30 September, 2000, amount to NIS 984 million, compared with NIS 1,314 million on 31 December, 1999. The decrease in this item derives mainly from termination of the consolidation of Tadiran Appliances and Middle East Tube Co., and from the purchase of the minority share in Telrad by Koor.

     Current assets as at 30 September, 2000, amount to NIS 6,510 million, which are 43.3% of the balance sheet, compared with NIS 7,881 million which were 45.6% of the balance sheet on 31 December, 1999. The decrease in current assets derives mainly from termination of the consolidation of Mashav, Tadiran Appliances, Tadiran Batteries, Middle East Tube, Histour-Eltiv, Merkavim, Telematics and others in which the holding was divested, as well as from the sale of activities by Telrad.
     The decrease in the amount of cash and short-term deposits, mainly at Koor
     - the parent company - is a result of repayment of loans, repurchase of shares and payment of a dividend. In contrast, cash and short-term deposits increased, mainly at Telrad and M-A Industries.
     The decrease in customer balances stems mainly from the sale of customer debts to banks at M-A Industries, less an increase in customer balances, primarily at Elisra.
     The increase in inventory stems mainly from termination of consolidation of companies in which at the holding was divested at that period.
     The decrease in the balance of other accounts receivable, stems mainly from the release of short-term deferred taxes on capital gains from the divestiture of Mashav, which were recorded at Koor - the parent company - at the end of the previous year and offset by an increase at Telrad.

     Investments in affiliated companies as at 30 September, 2000, amount to NIS 3,249 million, compared with NIS 3,479 million on 31 December, 1999.

     Fixed assets as at 30 September, 2000, amount to NIS 3,338 million, which constitute 22.2% of the balance sheet, compared with NIS 4,550 million which were 26.3% of the balance sheet at the end of 1999. The decrease in fixed assets derives mostly from termination of consolidation of companies in which the holding was divested, and realization of assets by the group.

     Intangible assets and deferred charges as at 30 September, 2000, amount to NIS 850 million, compared with NIS 624 million on 31 December, 1999. The increase in intangible assets stems mainly from goodwill that derived from the purchase of the minority shares in Millennia by M-A Industries, as well as from a first-time consolidation of BVR.

     Long-term financial liabilities as at 30 September, 2000, amount to NIS 3,920 million and are 26.1% of the balance sheet, compared with NIS 4,051 million which were 23.4% of the balance sheet at 31 December, 1999.

     Total financial liabilities as at 30 September, 2000, are NIS 5,988 million
     - 39.8% of the balance sheet, compared with NIS 7,594 million - 43.9% of the balance sheet at 31 December, 1999. The decrease in the total amount of these financial liabilities stems mainly from a decrease in liabilities at Koor - the parent company - of approximately NIS 672 million, and from termination of consolidation of divested companies - NIS 554 million in short-term credit and NIS 150 million in long-term liabilities. In addition, there was a decrease in short-term credit from banks and others, mainly at Tadiran, M-A Industries and Telrad, which was partially offset by an increase in short-term credit at Moriah Hotels and at Elisra. The increase in long-term liabilities, net, primarily at Tadiran, was offset mainly by a decrease in long-term liabilities at Telrad and Koor Issuances.

     Currency exposure of Koor as at 30 September, 2000, is reflected in a surplus of financial liabilities on financial assets in foreign currency or linked to foreign currency, totaling NIS 2,038 million compared with NIS 3,504 million at 31 December, 1999. Surplus liabilities over assets linked to the CPI as at the balance sheet date amount to NIS 169 million, compared with NIS 498 million at the end of the previous year.

     Currency exposure of Koor - the parent company as at 30 September, 2000, is reflected in a surplus of approximately NIS 1.5 billion in monetary liabilities over monetary assets denominated in or linked to foreign currency, compared with NIS 2.2 billion at 31 December, 1999. Surplus assets over liabilities linked to the CPI as on the balance sheet date amount to approximately NIS 143 million, compared with NIS 74 million surplus liabilities over assets at the end of 1999.
     Surplus unlinked assets over unlinked liabilities amount to approximately NIS 751 million as at the balance sheet date, compared with NIS 817 million at 31 December, 1999.

4.   RESULTS OF OPERATIONS

     Sales in the first nine months of 2000 amounted to NIS 6,315 million, compared with NIS 8,255 million in the first nine months of 1999, a decrease of 23.5%.

     Sales in the third quarter of 2000 amounted to NIS 2,015 million, compared with NIS 2,952 million in the third quarter of 1999, a decrease of 31.7%.

     A decrease deriving from the sale of companies which were consolidated in the past amounted to NIS 2,179 million in the first nine months of 2000, and NIS 696 million in the third quarter of 2000. Sales of Mashav, Tadiran Com., Tadiran Appliances, Techem, Contahal, Merhav, Koor Metals, Phoenicia, Yonah, Merkavim and others in which holdings were divested, were not included in the report period. In contrast, there was a considerable increase in sales in the first nine months of 2000 compared with the corresponding period last year, mainly at Telrad, as well as an increase in the sales of Elisra, Telrad Business Communications, Isram and Moriah Hotels. However, there was a decrease in sales of M-A Industries.
     In the third quarter of 2000, there was an increase in sales compared with the corresponding period last year at Elisra and at the Moriah Hotels, which was offset by a decrease in sales at M-A Industries and Telrad.

     Exports and international operations in the first nine months of 2000 reached 1,015 million dollars, compared with 1,007 million dollars in the first nine months of 1999. A decrease deriving from exports of companies which were consolidated in the past, mainly Tadiran Com., Tadiran Appliances and Techem, amounted to 90 million dollars. In contrast, a considerable increase of 82 million dollars was recorded in the exports of Telrad and an increase in the exports of Elisra.

     Exports and international operations in the third quarter of 2000 and 1999 reached 333 million dollars. A decrease deriving from exports of companies which were consolidated in the past, amounted to 34 million dollars in the third quarter of 2000.

     Cost of sales in the first nine months of 2000 amounted to NIS 4,728 million, compared with NIS 6,299 million in the corresponding period in 1999, and was 24.9% lower than in the corresponding period last year.

     Cost of sales in the third quarter of 2000 amounted to NIS 1,533 million, compared with NIS 2,181 million in the corresponding period in 1999, and was 29.7% lower than in the corresponding period last year.

     Costs of research and development, net included in the cost of sales amounted to NIS 267 million in the first nine months of 2000, compared with NIS 293 million in the first nine months of 1999. Most of the research and development costs were expended at Telrad, M-A Industries and Elisra.

     Gross profit in the first nine months of 2000 amounted to NIS 1,587 million, and is 18.8% lower than the gross profit of NIS 1,956 million in the first nine months of 1999. The gross profit margin in the first nine months of 2000 reached 25.1% of sales, compared with 23.7% of sales in the corresponding period last year.

     Gross profit in the third quarter of 2000 amounted to NIS 482 million, and is 37.5% lower than the gross profit of NIS 771 million in the third quarter of 1999. The gross profit margin in the third quarter of 2000 reached 23.9% of sales, compared with 26.1% of sales in the third quarter of 1999.

     The NIS 369 million decrease in gross profit in the first nine months of 2000, and NIS 290 million in the third quarter of 2000, occurred following termination of the consolidation of companies in which holdings were divested during 1999 and 2000 - NIS 537 million, and 183 million respectively, which was offset mainly by an increase in gross profit mainly at Telrad and Elisra in the first nine months of 2000. In the third quarter of 2000, gross profit at Telrad decreased by NIS 80 million.

     Selling expenses in the first nine months of 2000 amounted to NIS 586 million, and is 21.6% lower than the selling expenses of NIS 748 million in the first nine months of 1999.

     Selling expenses in the third quarter of 2000 amounted to NIS 186 million, and is 27.8% lower than the selling expenses of NIS 258 million in the third quarter of 1999.

     The main cause of the decrease in selling expenses is termination of the consolidation of formerly consolidated companies - NIS 153 million for the first nine months and NIS 44 million for the third quarter of the year.

     General and administrative expenses in the first nine months of 2000 amounted to NIS 385 million, which are 31.6% lower than the NIS 563 million in G&A expenses recorded in the first nine months of 1999.

     General and administrative expenses in the third quarter of 2000 amounted to NIS 130 million, which are 28.8% lower than the NIS 183 million in G&A expenses recorded in the third quarter of 1999.

     A decrease deriving from general and administrative expenses of formerly consolidated companies amounted to NIS 180 million in the first nine months of the year and to NIS 41 million in the third quarter of the year, however, an increase in management expenses was recorded, at Telrad.
     In addition there was a decrease in the administrative expenses of M-A Industries, deriving from implementation of its plan of reorganization.

     Operating profit in the first nine months of 2000 amounted to NIS 616 million, compared with operating profit of NIS 645 million in the first nine months of 1999, a decrease of 4.5%. The operating profit margin in the first nine months of 2000 reached 9.8%, compared with 7.8% in the corresponding period in the previous year.

     Operating profit in the third quarter of 2000 amounted to NIS 165 million, compared with NIS 330 million in the third quarter of 1999, a margin of 8.2%, compared with 11.2% margin in the third quarter in 1999.

     The decrease in the operating profit in the first nine months of 2000 derives mainly from termination of consolidation of formerly consolidated companies -- NIS 185 million, which was offset primarily by an increase in the operating profit of Telrad - NIS 87 million, and of Elisra - NIS 43 million.

     The decrease in the operating profit in the third quarter of 2000 derives mainly from termination of the consolidation of formerly consolidated companies - NIS 87 million, and a decrease in the operating profit of Telrad - NIS 77 million.

     Net financing expenses in the first nine months of 2000 amounted to NIS 226 million, of which NIS 92 million in the third quarter of 2000, compared with NIS 307 million in the first nine months of 1999, of which NIS 135 million in the third quarter of 1999.

     The decrease in financing expenses in the first nine months of 2000 occurred mainly at Koor - the parent company - as a result of a decrease in net financial liabilities, at Telrad and at M-A Industries as a result of the relative stability of the Brazilian cruzeiro exchange rate compared with a severe devaluation in the corresponding period last year (in the first quarter of 1999). In the third quarter of 2000, financing expenses decreased, mainly at Koor and at Telrad, and as a result of termination of the consolidation of formerly consolidated companies.

     Other income, net in the first nine months of 2000 amounted to NIS 492 million, of which NIS 224 million in the third quarter of 2000, compared with NIS 28 million in Other income, net in the first nine months of 1999, of which NIS 36 million Other expenses, net, in the third quarter of 1999. This item includes mainly capital gains in the amount of NIS 838 million from divestiture of holdings and activities, mainly at Mashav, Telrad public exchange operations, Telrad plant in Maalot, Tadiran Batteries and others, compared with NIS 304 million in the first nine months of 1999.
     In the first nine months of 2000, this item includes severance pay expenses totalling NIS 263 million, mainly at Telrad, compared with NIS 62 million last year and amortization of goodwill in the amount of NIS 35 million compared with NIS 41 million last year, and write-off of goodwill at BVR in the third quarter of 2000 in the amount of approximately NIS 40 million compared with write-off of value of assets in the amount of NIS 142 million last year. Furthermore, last year this item included a provision of NIS 64 million for risks due to uncertainty in Brazil at M-A Industries.
     In the third quarter of 2000, this item includes mainly capital gains from divestiture of activities at Telrad and divestiture of Tadiran Batteries in the amount of NIS 401 million, less severance pay expenses totaling NIS 121 million, mainly at Telrad.

     Income before taxes in the first nine months of 2000 amounted to NIS 882 million, of which NIS 297 million in the third quarter of the year, compared with NIS 366 million in the first nine months of 1999, of which NIS 159 million in the third quarter of 1999.

     Taxes on income in the first nine months of 2000 amounted to NIS 268 million, compared with NIS 96 million in the corresponding period last year. The increase in the amount of taxes on income occurred as a result of deferred taxes on capital gain from divestiture of Mashav in the amount of NIS 128 million and from taxes on capital gain from divestiture of activities at Telrad and Tadiran Batteries. In addition, the increase in the amount of taxes on income derives from an increase in pre-tax profit on income, mainly at M-A Industries. The increase in the tax amount was partially offset by termination of consolidation of formerly consolidated companies, mainly Mashav.

     Taxes on income in the third quarter of 2000 amounted to NIS 75 million, compared with NIS 11 million in the third quarter of 1999.
     The net increase in taxes on income amounting to NIS 64 million derives mainly from capital gains tax from divestiture of activities at Telrad and divestiture of Tadiran Batteries.

     Equity of Koor Group in the losses of affiliates in the first nine months of 2000 amounted to approximately NIS 29 million, of which NIS 24 million in the third quarter of the year, compared with NIS 90 million equity of Koor Group in the profits of affiliated companies in the first nine months of 1999, of which NIS 41 million in the third quarter of 1999. This item includes mainly Koor's share in the net losses of ECI, net in the amount of NIS 2 million, compared with a profit of NIS 93 million in the first nine months of 1999, as well as Koor's share in the losses of BVR amounting to NIS 20 million in the first nine montshs of 2000.

     Minority interest in the profits of the consolidated companies amounted to NIS 43 million in the first nine months of 2000, of which NIS 14 million in the third quarter of 2000, compared with NIS 49 million in the first nine months of 1999, of which NIS 20 million in the third quarter of 1999.

     Net profit in the first nine months of 2000 amounted to NIS 542 million, compared with NIS 311 million in the corresponding period last year.

     Net profit in the third quarter of 2000 amounted to NIS 184 million, compared with NIS 169 million in the third quarter of 1999.

     The increase in net profit in the third quarter of 2000 compared with the third quarter of 1999, derives mainly from an increase in capital gain from divestiture of companies, which was offset by an increase in s severance pay expense, and from a decrease in profitability, mainly at Telrad, and a decrease in the equity of Koor Group in the profits of affiliated companies.

5.   LIQUIDITY

     Working capital as at 30 September, 2000, amounts to NIS 1,628 million, compared with NIS 906 million at 31 December, 1999. The current ratio is now 1.33, compared with 1.13 at the end of 1999, and the quick ratio is now 1.04, compared with 0.85 at the end of 1999.

     Cash flows from operating activities in the first nine months of 2000 amounted to NIS 583 million, compared with NIS 322 in the first nine months of 1999. Permanent cash flow from operating activities, i.e. - net profit plus income and expenses not involving cash flows - amounted to NIS 371 million in the reporting period, compared with NIS 646 in the corresponding period in 1999. The decrease in customers and other trade receivables, which amounts to NIS 98 million, caused an increase in the cash flow from operating activities. The decrease in customers and other accounts receivable occurred mainly at M-A Industries less an increase in customers and trade receivables, mainly at Elisra. The increase of NIS 33 million in the inventory item caused a decrease in the cash flow from operating activities, while an increase of NIS 148 million in suppliers and accounts payable caused an increase in the cash flow from operating activities.

     Investment activities in the first nine months of 2000 contributed NIS 232 million compared with NIS 1,388 million which were used for investment activity in the first nine months of 1999. Proceeds from the realization of investments and fixed assets contributed NIS 1,740 million to the cash flow from investment activities. This sum consists mainly of porceeds from the realization of holdings and activities at Mashav, Telrad, Tadiran Appliances, Tadiran Batteries, Middle East Tube and others. The investment in fixed and other assets, net of an investment grant, amounted to NIS 362 million, compared with NIS 521 million in the corresponding period in 1999. Principal investments in fixed assets in the report period were in M-A Industries, Telrad, Moriah Hotels, Koor Properties and Elisra.

     An additional investment in consolidated companies consumed NIS 298 million, and included NIS 179 million in the purchase of Nortel's shares in Telrad by Koor and NIS 88 in the purchase of the minority interest in Millennia by M-A Industries.

     Financing activities in the first nine months of 2000 consumed NIS 1,316 million compared with NIS 273 million, net cash which derived from financing activities in the first nine months of 1999. The long-term loans received in the reporting period amounted to NIS 512 million, compared with NIS 617 million in the corresponding period in 1999. The principal amounts of the loans were received at Tadiran and M-A Industries. Repayment of long-term loans in the report period amounted to NIS 1,043 million, compared with NIS 515 million in the corresponding period in 1999. The long-term loan repayment amount relates mainly to Koor - the parent company (NIS 701 million), M-A Industries, Moriah Hotels, Telrad and Koor Issuances.

     Short-term credit, net decreased in the report period by NIS 395 million, compared with an increase of NIS 313 million in short-term credit, net in the corresponding period in 1999. Most of the decrease was at Tadiran, M-A Industries and Telrad, which was offset by an increase, mainly at Moriah Hotels.

     Total cash and cash equivalents declined in the first nine months of 2000 by NIS 514 million. The decrease occurred mainly at Koor - the parent company, which was partially offset by an increase in the sum of cash and cash equivalents, mainly at Telrad and M-A Industries.

6.   Quality report on exposure to market risks and their management

     There are no changes in comparison with the Directors' Report on the State of Company Affairs for 1999, dated 23 March, 2000, except for Section 3.4 - Financial Instruments.

     Below are the data on financial instruments:

                                        30.9.2000                31.12.1999
                                                    in $ millions
                                        ----------------------------------------

          Dollar purchase options, net     --                        195
          Forward contracts                --                         88




-------------------------------------      -------------------------------------
        Jonathan Kolber                                 Ron Feinstein
     CEO and Vice-Chairman                              Member of the
   of the Board of Directors                          Board of Directors


28 November, 2000